FORM 6-K
                                    --------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of         SEPTEMBER                               2004
                         -------------------------------        -----------
Commission File Number   000-23464
                         -------------------------------        -----------

                                HUMMINGBIRD LTD.
---------------------------------------------------------------------------
                (Translation of registrant's name into English)

               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

            Form 20-F                 Form 40-F     X
                          -----------               ------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     --------

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                              No  X
                ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  ---------------

                                 DOCUMENT INDEX



     Document                                                       Page No.
     --------                                                       --------

        1.     News Release dated September 2, 2004 ("KMWORLD           4
               MAGAZINE NAMES HUMMINGBIRD ENTERPRISE(TM) A
               "TREND-SETTING PRODUCT OF 2004")

        2.     News Release dated September 28, 2004 ("PORT OF          7
               SEATTLE DEPLOYING HUMMINGBIRD ENTERPRISE(TM)
               TO SECURELY STORE, MANAGE AND PROTECT PAPER-BASED
               AND ELECTRONIC RECORDS")

        3.     News Release dated September 29, 2004                   10
               ("HUMMINGBIRD CELEBRATES 20TH ANNIVERSARY")

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                                                                     DOCUMENT 1


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[GRAPHIC OMITTED]

               KMWORLD MAGAZINE NAMES HUMMINGBIRD ENTERPRISE(TM)
                       A "TREND-SETTING PRODUCT OF 2004"

              Hummingbird's leading integrated suite of enterprise
                    content management solutions recognized
                          for the second year in a row

Toronto - September 2, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that kmworld magazine has named Hummingbird Enterprise(TM) a "Trend-Setting Product of 2004." Hummingbird Enterprise was recognized for its integrated suite of components, including portal, team collaboration and content management, as well as e-mail management, expertise location and management, business intelligence and analytics, and business process management.

KMWorld editors assembled its list of trend-setting products following discussions with colleagues, analysts and users - from C-level executives to entry-level knowledge workers. The complete list is featured in the publication's September issue.

"Just like last year when we first introduced our list of trend-setting products, all panel members agreed that usability, flexibility, adoption rate and total cost of ownership should be criteria for inclusion to the list. More than 200 vendors - whose combined product lineup includes more than 1,000 separate offerings - were considered," said Hugh McKellar, executive editor, KMWorld. "Hummingbird Enterprise is a single-vendor solution for ECM that enables customers to manage and share business content and applications, and improve business processes. Once again, Hummingbird deserves our recognition for successfully executing its strategy as a suite vendor."

Hummingbird Enterprise delivers out-of-the-box functionalities to address the content lifecycle management challenges of today's organizations at the lowest cost of ownership. Clients can create, manage, deliver and archive the content that drives business operations, from documents and records to e-mail, instant messages and Web pages, making it easier to connect employees, partners and customers, from any location in the world. Users have intuitive and rich access to Hummingbird Enterprise from a variety of interfaces, including a browser-based Webtop, Microsoft Outlook, and Microsoft Office applications.

"We are delighted to see hummingbird enterprise recognized again as a trend-setting product," said Barry Litwin, President, Hummingbird Ltd. "Hummingbird Enterprise provides customers with full access to corporate knowledge even from PDAs or other wireless mobile devices, greater accountability and compliance with industry-specific regulations, and complete security of their knowledge assets. Our cross industry business solutions such as geographic information system implementations, compliance, correspondence management and contract management solutions, provide value-added capabilities to Hummingbird Enterprise, extending its functionality to solve business problems, while enabling a fast return on investment."

The complete list of Trend-Setting Products of 2004 is featured in the September 2004 issue of KMWorld magazine and is also available on its website at:

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http://www.kmworld.com/publications/magazine/index.cfm?action=readarticle&article_id=1872&publication_id=118
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ABOUT KMWORLD
-------------

The leading information provider serving the Knowledge Management systems market, KMWorld (with a focus on Content, Document and Knowledge Management) informs more than 51,000 subscribers about the components and processes - and subsequent success stories - that together offer solutions for improving business performance.

ABOUT HUMMINGBIRD ENTERPRISE(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

ABOUT HUMMINGBIRD

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.


For further information, please contact:

Inder Duggal                               Michele Stevenson
Chief Financial Officer                    Manager, Media and Public Relations
Hummingbird Ltd.                           Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                Tel: (416) 496-2200 ext. 2623
Inder.duggal@hummingbird.com               michele.stevenson@hummingbird.com

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                                                                     DOCUMENT 2

                               [GRAPHIC OMITTED]

    PORT OF SEATTLE DEPLOYING HUMMINGBIRD ENTERPRISE(TM) TO SECURELY STORE,
             MANAGE AND PROTECT PAPER-BASED AND ELECTRONIC RECORDS

         Electronic documents and records are protected and maintained in detailed audit trails to ensure compliance with
            state retention rules and public disclosure regulations

TORONTO - SEPTEMBER 28, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that Port of Seattle, a municipal corporation and provider of transportation facilities and services for the community of King County, Washington, are successfully deploying Hummingbird Enterprise(TM) for its document and records management solutions. Hummingbird's tightly integrated standards-compliant technologies enable The Port to more efficiently capture, manage and distribute electronic and paper-based documents and records to increase its responsiveness for public document requests, meet regulatory requirements, and improve business processes.

To date, 250 users at the Port are successfully implementing the Hummingbird Enterprise DM and RM system. A total rollout of about 1,000 - 1,100 final system users is planned for completion by February 2005.

The Port identified Hummingbird Enterprise as the best possible solution for its information management requirements following an extensive review of the top document and records management vendors in the industry. Employees are able to share, search for, and administer both in-process documents and final records from within familiar interfaces, including Windows Desktop, Windows Explorer, Microsoft Outlook, and mainstream authoring tools. Users can convert physical records to an electronic format and develop a formalized record disposal, reducing the space requirements needed to store records.

"The Port of Seattle is required to meet state legislated retention and disclosure rules for all public records such as memos and correspondence, content developed for our Web site and many e-mail communications. To comply with the government guidelines, we needed a secure platform to manage the complete lifecycle of all our physical and electronic records from creation to ultimate disposition," said Linda Strout, Port of Seattle Deputy CEO. "When fully implemented, the Hummingbird Enterprise solution will allow our users to easily categorize and find physical and electronic records in the integrated enterprise DM/RM repositories."

"We are delighted the Port of Seattle has selected Hummingbird as its technology partner," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "The Port of Seattle joins several other Port facilities including the Tampa Port Authority, the Port of Oakland and the Port of San Diego who are deploying Hummingbird Enterprise to establish comprehensive lifecycle management of paper and electronic records. Hummingbird's flexible, standards-compliant solution protects the Port facilities against risks such as litigation or disaster while addressing the complex regulatory requirements."

ABOUT PORT OF SEATTLE
---------------------

Established in 1911, the Port of Seattle is a special purpose government that fosters regional economic vitality, provides transportation facilities for cargo and passengers by air, water and land, and provides a home for the Northwest fishing industry. Five commissioners, elected at large by the voters of King County, serve four-year terms and establish Port of Seattle policy. The chief executive officer, in carrying out these policies, leads the employees and oversees Port programs.

ABOUT HUMMINGBIRD ENTERPRISE(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

ABOUT HUMMINGBIRD

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

HUMMINGBIRD CONTACTS:

Inder Duggal                               Michele Stevenson
Chief Financial Officer                    Manager, Media and Public Relations
Hummingbird Ltd.                           Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                Tel: 416-496-2200 ext. 2623
inder.duggal@hummingbird.com               michele.stevenson@hummingbird.com

                                                                     DOCUMENT 3


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                               [GRAPHIC OMITTED]


                    HUMMINGBIRD CELEBRATES 20TH ANNIVERSARY

  FROM TINY START-UP TO WORLD CLASS ENTERPRISE, THE VISION AND INNOVATION OF
           COMPANY FOUNDERS AND LEADERS KEY TO HUMMINGBIRD LONGEVITY

TORONTO - SEPTEMBER 29, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, celebrates its 20th anniversary today. From a small start-up business to a world market share leader, Hummingbird marks this occasion ranked amongst the largest software companies in the world, operating out of 40 offices worldwide. Its enterprise software products serve more than 33,000 customers globally, including 90% of Fortune 100, and are sold and supported across multiple industry sectors in over 50 countries around the world.

Initially founded in 1984 as a consulting firm specializing in mainframe communications, co-founders, Fred Sorkin and Barry Litwin, possessed a vision and business acumen that has proven to be a winning combination. Within five years, the company ventured into software development after recognizing the tremendous growth potential of the PC-X server technology based on an emerging standard called the X Window system.

"When we transitioned from a consulting company to a classical software company, Canada was heading into its biggest recession since the Great Depression and businesses were struggling to survive," said Fred Sorkin, Hummingbird Chairman, CEO and Co-founder. "However, against all odds, the company took flight and Hummingbird became a world leader with highly unique, leading edge enterprise software products."

Hummingbird entered the software market with a progressive, global attitude. Reaching beyond its origins as a connectivity software provider, Hummingbird built and diversified its business by acquiring knowledge-enabling enterprise software technologies for managing unstructured and structured content. Hummingbird was the first to market with an integrated suite of enterprise content management applications branded as Hummingbird Enterprise(TM) - an end-to-end product line to address the content lifecycle management challenges of today's organizations.

Hummingbird's success story is based on organic growth, strategic acquisitions and its ability to identify and develop innovative technology. The company remains a global leader in today's rapidly growing enterprise content management market by continuing to invest in the research and development of its products and introducing new features and functionalities to broaden its enterprise software offering.

"From its inception, Hummingbird has established itself as an industry innovator and technology leader, always intent on leading, never following," said Barry Litwin, Hummingbird President and Co-founder. "That reputation is the cornerstone of Hummingbird's technology philosophy two decades later."

The Hummingbird enterprise software technology has garnered well-deserved praise from industry analysts. Most recently, independent research firm, Gartner, Inc., listed Hummingbird in the Leader Quadrant in the 2004 Smart Enterprise Suite Magic Quadrant, and in the Leader Quadrant in the 2003 Integrated Document Management Magic Quadrant.

"Without a doubt, Hummingbird owes its success to its people, who come from all cultures and nationalities. This diversity has enabled Hummingbird to better operate on a global scale and has given us a truly unique work environment," said Sorkin. "Our employees - a highly talented and innovative group of people from all over the world - have brought the company to the stage we are right now. As well, our wide range of partners, distributors and customers, who have supported us throughout the years, have helped us to remain very stable and successful, and for that, we thank them."

Over the years, Hummingbird has accumulated scores of awards and accolades from magazines and industry sources in recognition of its product excellence and innovation and its outstanding business achievement. In addition, Fred Sorkin has been recognized individually for his entrepreneurial achievement as well as his special contribution to employment and the development of new skills. One of Canada's truly multicultural organizations, Hummingbird's diverse workforce represents over 75 different nationalities. At its head office in Toronto, a significant number of the employees are first generation immigrants.

"We have built a solid foundation for the future of our company and we are in a strong position to maintain our leadership in innovative technologies. The prudent fiscal management of the company along with our highly skilled resources will generate sustainable long term shareholder value," said Sorkin. "In this rapidly changing competitive landscape, we remain focused on the fundamentals of our business and we look forward to serving our customers for many more years to come."

ABOUT HUMMINGBIRD ENTERPRISE(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

ABOUT HUMMINGBIRD

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

HUMMINGBIRD CONTACTS:
Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HUMMINGBIRD LTD.
                                          -----------------------------------
                                                      (Registrant)



Date:   October 1, 2004                   By:  / s / Inder P.S. Duggal
        -------------------------              ------------------------------
                                                        (Signature)
                                               Inder P.S. Duggal
                                               Chief Financial Officer and
                                               Chief Controller